Exhibit 99.1

Itaú Unibanco's profit totals R$7.4 billion in the first quarter of 2022

Earnings are up 15% on a year-on-year basis and reflect consistency in the bank's strategy and sustainable performance

São Paulo, May 9 - In the first quarter of 2022, Itaú Unibanco's recurring result totaled R$7.4 billion, up 15% year-on-year with annualized recurring return on average equity of 20.4%. Among the factors that influenced earnings the most are the increase in the financial margin with clients, driven by higher credit volume and change in the mix of products, with higher relative growth of products with better spreads, and increase of revenue from cards due to the increased billing.

In R$ million (except where otherwise indicated)	1Q22	1Q21	%	4Q21	%
Recurring Managerial Result	7,361	6,398	15.0%	7,159	2.8%
Annualized Recurring Managerial Return on Average Equity	20.4%	18.5%	1.9 p.p.	20.2%	0.2 p.p.
Total Adjusted Loan Portfolio[1]	1,032.240	906,354	13.9%	1,027,158	0.5%
90-day NPL ratio - Total	2.6%	2.3%	0.3 p.p.	2.5%	0.1 p.p.

Cost of credit totaled R$7.0 billion in the first quarter of 2022, up 69.5% when compared to the same quarter of the previous year. This increase was due to the growth of 57.8% in the allowance for loan losses resulting from the growth of the retail loan portfolio over the period.

> *"Itaú Unibanco's digital and cultural transformation continues at an accelerated pace, without neglecting the delivery of consistent results. In addition to all the internal efforts to support the journey of evolution of our business, we intensified the investments in acquisitions and partnerships, which will allow us to make this transformation in the speed that our clients need and the current world requires."*
>
> **Milton Maluhy Filho**
> **Itaú Unibanco's CEO**

The total loan portfolio[1] grew 13.9% in relation to the first quarter of 2021, reaching R$1,032.2 billion in March 2022. In the loan portfolios for individuals, the increase is related to the volumes of secured credit lines, such as mortgage loans (44.5%), and other credit lines, such as credit cards (41.4%), in relation to the same period of 2021.

Banking service fees and revenue from insurance operations grew 9.6% in the first quarter of 2022 from the same quarter of 2021, driven by the increased revenue from credit and debit cards, in both issuance and acquiring activities, and the increased revenue from current account fees, in particular in the segment of small and middle-market companies. Additionally, the increase in earned premiums contributed to the growth of 21.4% of revenue from insurance operations in the same period.

[1] Includes financial guarantees offered and private securities.

Corporativo | Interno

Our results for the first quarter of 2022 show the consistency of our performance and the sustainability of the bank’s performance despite a challenging backdrop. After a year of significant recovery in 2021, we gathered all the conditions to face 2022 with a robust balance sheet, thanks to proper provisions and commitment to a management focused on efficiency and the delivery of the best services to our clients.” Alexsandro Broedel Itaú Unibanco’s CFO Non-interest expenses reached R$12.8 billion in the first quarter of 2022, up 2.9% year-on-year, whereas accumulated inflation was 11.3%. The efficiency program of the bank has significantly helped improve this performance. Accordingly, the efficiency ratio (for the past twelve months) decreased 3.8 percentage points in relation to the same quarter of the previous year, reflecting productivity gains arising from continuous technology investments and reaching the lowest level since 2016. The importance of the digital means to attract and serve the bank’s clients continues to grow. In the first quarter, 5.7 million clients were attracted via digital means, a growth of 55% from the previous quarter of 2021. Additionally, 66.1% of products contracted by individuals were contracted via digital means. The satisfaction of the users of the digital channels measured by means of the Net Promoter Score (NPS) of the Super App (mobile channel for individuals) is still very high, at 70 points. iti surpassed the milestone of 16.7 million clients – 2.1 million new clients in the first quarter of 2022 alone. In April 2022, the bank announced the funding of R$1 billion in Green Financial Bills in the local market with the International Finance Corporation (IFC). This is Itaú Unibanco’s first green Financial Bill and the first time IFC has used this instrument in Brazil. The funds will be used to support the financing of electric, hybrid and flexible fuel vehicles. Also, in April 2022, Itaú Unibanco raised US$62.5 million abroad via a private green bond placement. This is the bank’s first green bond below its Sustainability Finance Framework, a document that defines the guidelines for the issue of green, social and sustainable bonds. These funding operations are part of Itaú Unibanco’s ESG strategy to foment a low-carbon economy and reduce the effects of climate change. Further information on Itaú Unibanco earnings is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/relacoes-com-investidores. Corporate Communication – Itaú Unibanco imprensa@itau-unibanco.com.br Corporativo e | | Internal Interno